

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

Via E-mail
Manouch Moshayedi
Chief Executive Officer
STEC, Inc.
3001 Daimler Street
Santa Ana, California 92705

> **Re: STEC, Inc.**
> **Form 10K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 000-31623**

Dear Mr. Moshayedi:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Net revenues, page 35

1.   Tell us your consideration of disclosing the number of products sold and the selling price for each reporting period as part of your discussion and analysis of the changes in revenue. Further, consider disclosing the underlying reasons for why your revenue has either decreased or increased in any given reporting periods.

2.   Tell us whether the $120 million supply agreement with one of your customers that had
        resulted in the inventory carryover into the first half of 2010 contained standard terms.
        Explain whether the agreement included nonstandard incentives or volume discounts.
        Indicate whether the payment terms were linked to the resale of the product and indicate
        whether you had any obligation to assist in the resale of the product. In this regard, we
        note your disclosure of marketing programs implemented with this customer that were
        instituted in the fourth quarter of 2009. Provide your analysis of revenue recognized
        under the supply agreement and this analysis should address the criteria outlined in FASB
        ASC 605-10-25-1.

Provision for income taxes, page 36

3.   Tell us whether tax earnings in jurisdictions outside of the U.S. are proportional to
        revenue recognized by geographic regions as disclosed on your page 34. Consider
        disclosing the jurisdictions that represent substantially all of the tax earnings. That is,
        consider disclosing the applicable country or countries.   See Item 303(a)(3)(i) of
        Regulation S-K.

Liquidity and Capital Resources, page 39

4.   Tell us your consideration of providing liquidity disclosures to discuss the potential tax
        impact associated with the repatriation of undistributed earnings of foreign subsidiaries.
        In this regard, consider disclosing the amount of cash and cash equivalents that are
        currently held by your foreign subsidiaries and disclose the impact of repatriating the
        undistributed earnings of foreign subsidiaries. While we note your disclosure that these
        earnings will be reinvested indefinitely, this disclosure would illustrate that some cash is
        not presently available to fund domestic operations such as corporate expenditures or
        acquisitions without paying a significant amount of taxes upon their repatriation. We
        refer you to Item 303(1)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Critical Accounting Policies and Estimates

Write-down of inventory for excess, obsolescence and lower of market values over costs, page
43

5.   We note that your inventory balance has increased from $42 million at December 31,
        2009 to $88 million at December 31, 2010, while your net revenues have decreased 21%.
        We further note your disclosure on page F-11 that, as a result of a contract termination,
        $14 million of a $28 million order commitment was cancelled. Tell us what consideration
        you gave to disclosing the reasons for the increase in your inventory balance, and
        providing additional quantitative and qualitative disclosures regarding the risks
        associated with the realizability of your inventory, and the likelihood as to whether
        additional charges may be required. Consider disclosing inventory turnover rates for each

period presented, along with an explanation of any material variances, length of time in stock, and any further details regarding the composition of your inventory that will convey to investors the risks associated with the significant increase.

Consolidated Financial Statements

Commitments and Contingencies, page F-19

6.   We note that there are a number of outstanding lawsuits against the Company. If there is a reasonable possibility that a loss exceeding amounts recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of FASB ASC 450-20-50 and SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

Mr. Manouch Moshayedi
STEC, Inc.
June 1, 2011
Page 4

cc: <u>Via Email</u>
   Raymond Cook
   STEC, Inc.